SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on September 27, 2010, drawn up in summary form.

1.
Date, time and venue: On September 27, 2010, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Roberto Herbster Gusmão, José Heitor Attilio Gracioso and Luis Felipe Pedreira Dutra Leite.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Ratification of the Capital Increase. To verify the subscription and payment, by the shareholders of the Company, of 567,200 newly issued ordinary shares and 932,479 newly issued preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 28, 2010, representing, therefore, an increase in the capital stock of the Company in the amount of R$246,375,962.38.  As a result of such resolution, the capital stock of the Company is now of R$7,613,780,458.28, divided into 620,872,208 shares, being 348,777,738 common shares and 272,094,470 preferred shares and allocate the amount of R$8,335,316.53 as capital reserve, in the “Goodwill Reserve on Subscribed Shares” account.  The newly issued shares shall participate in equal conditions to other shares in all benefits and advantages that may be declared as from the date hereof.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of August 31, 2010.

4.3. Distribution of dividends and interest on own capital. To approve, (i) dividends in connection with the results set forth in the extraordinary balance sheet dated of August 31, 2010 and attributed to minimum mandatory dividends for 2010 at R$2.16 per common share and R$2.376 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) in connection with the results set forth in the extraordinary balance sheet dated of August 31, 2010 and attributed to minimum mandatory dividends for 2010 at R$0.9300 per common share and R$1.0230 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.7905 per common share and R$0.86955 per preferred share.

4.3.1. The aforementioned payments shall be made as from October 14, 2010 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be September 29, 2010 for BM&FBovespa shareholders and October 4, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from September 30, 2010.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo/SP, September 27, 2010.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Roberto Herbster Gusmão	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer